Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THIRD QUARTER ENDED SEPTEMBER 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 5, 2013, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes (“consolidated interim financial statements”) thereto for the three and nine month periods ended September 30, 2013. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2012 and the related MD&A included in the 2012 annual report. All monetary figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov, IAMGOLD’s shares trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Third Quarter 2013 Highlights – Corporate Developments”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

INDEX

About IAMGOLD	2
Third Quarter 2013
Highlights	2
Summary	3
Outlook	7
Market Trends	9
Quarterly Updates
Operations	11
Development and Expansion Projects	19
Exploration	20
Quarterly Financial Review	23
Financial Condition
Liquidity and Capital Resources	23
Market Risks	24
Shareholders’ Equity	26
Cash Flow	26
Disclosure Controls and Procedures and Internal Control over Financial Reporting	27
Critical Judgments and Estimates	27
Future Accounting Policies	28
Risks and Uncertainties	28
Non-GAAP Performance Measures	28

ABOUT IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complimented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

THIRD QUARTER 2013 HIGHLIGHTS

•	Attributable gold production, inclusive of joint venture operations, of 228,000 ounces for the third quarter 2013 was up 23,000 ounces or 11% year-over-year.

•	Total cash costs[2,3] – gold mines[4] were $807 per ounce for the third quarter 2013 and $793 per ounce year-to-date, at the lower end of the range of the Company’s full year guidance.

•	Maintaining previously lowered 2013 guidance for total cash costs and all-in sustaining costs.

•	Achieved 77% of the Company’s $100 million cost reduction program and on track to meeting the target.

[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

THIRD QUARTER 2013 SUMMARY

FINANCIAL

•

Revenues for the third quarter 2013 were $293.5 million, $42.7 million or 13% lower than the same prior year period. The decrease was related to a lower average realized gold price ($61.4 million), partially offset by higher gold sales volume ($18.4 million) and higher niobium sales ($0.3 million). The increase in sales volume was related to timing differences between production and sales, partially offset by lower production, as expected, at Essakane due to lower grades.

•

Cost of sales for the third quarter 2013 was $218.3 million, $33.1 million or 18% higher than the same prior year period. The increase was the result of higher operating costs ($27.0 million) and higher depreciation expense ($9.7 million), partially offset by lower royalties arising from a lower average realized gold price ($3.6 million). Operating costs were higher primarily due to the planned processing of Mouska ore compared to the same prior year period when Mouska ore was being stockpiled ($10.6 million), higher costs from increased mining activity and longer hauling distances at Rosebel ($12.1 million) and increased mining and processing of hard rock at Essakane ($6.0 million), partially offset by lower operating costs at other sites ($1.7 million).

•

Net earnings attributable to equity holders for the third quarter 2013 were $25.3 million or $0.07 per share, $52.7 million or $0.14 per share lower than the same prior year period. The decrease was mainly related to lower revenues and higher cost of sales noted above ($75.8 million) and the Company’s share of higher net losses from investments in associates and joint ventures ($13.1 million), partially offset by lower exploration expenses ($18.4 million) and lower income taxes ($21.1 million).

•	Adjusted net earnings attributable to equity holders[1] for the third quarter 2013 were $26.2 million ($0.07 per share1), $33.8 million ($0.09 per share) or 56% lower than the same prior year period.

•

Net cash from operating activities for the third quarter 2013 was $64.9 million, $30.9 million or 32% lower than the same prior year period. The decrease was mainly due to lower revenues and higher cost of sales noted above ($75.8 million), partially offset by lower exploration expenses ($18.4 million), lower income taxes paid ($9.9 million) and lower changes to non-cash working capital items and non-current ore stockpiles ($5.7 million).

•

Net cash from operating activities before changes in working capital[1] for the third quarter 2013 was $67.4 million ($0.18 per share1), $36.6 million ($0.10 per share) or 35% lower than the same prior year period.

•

Cash, cash equivalents and gold bullion (at market value) was $539.5 million as at September 30, 2013, down $68.4 million from June 30, 2013. The decrease was mainly due to capital expenditures spent on mining assets ($109.7 million), primarily at Essakane, and dividends paid ($52.2 million), partially offset by an increase in the market value for the gold bullion holdings due to a higher closing gold price ($18.1 million), net repayments from related parties ($6.1 million) and net cash from operating activities ($64.9 million).

•

As a result of the adoption of International Financial Reporting Standards (“IFRS”) 11, Joint Arrangements, effective January 1, 2013, the Company began accounting for its joint venture interests, Sadiola (41%) and Yatela (40%), using the equity method of accounting instead of proportionate consolidation. The Company now reports earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes). Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. In addition, consolidated net cash from operating activities, investing activities and financing activities within the consolidated statements of cash flows were impacted due to the differences in equity accounting as compared to proportionate consolidation. Refer to note 2(c)(ii) of the consolidated interim financial statements for more information. The Company continues to present operational information about its joint ventures, including, but not limited to gold production, total cash costs, and all-in sustaining costs.

OPERATIONS

•

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) for the third quarter 2013 was 1.06 compared to 1.12 for full year 2012, representing a 5% improvement.

GOLD

•

As expected, ore from Mouska and Westwood, collectively, the Doyon division, ramped-up production levels throughout the quarter. While the ore from Mouska is in commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the contribution from the sale of ounces produced from Westwood will be netted against capital expenditures. In total, the Westwood mill is expected to produce between 130,000 and 150,000 ounces in its first year of production. During the third quarter 2013, Mouska produced 2,000 ounces and Westwood produced 43,000 pre-commercial ounces.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

•

Attributable gold production, inclusive of joint venture operations, for the third quarter 2013 was 228,000 ounces, up 23,000 ounces or 11% from the same prior year period. Gold production was higher due to increased production at Westwood (43,000 ounces) and Mouska (2,000 ounces), partially offset by lower grades, as expected, at Essakane (13,000 ounces) and Sadiola (7,000 ounces) and lower throughput at Yatela (2,000 ounces). The Company is on track to meet its annual production guidance.

•

Attributable sales volume, inclusive of joint venture operations, for the third quarter 2013 was 195,000 ounces compared to attributable gold commercial production of 185,000 ounces. The increase of 10,000 ounces sold was mainly related to Mouska (11,000 ounces), due to production in the second quarter 2013, which was sold early in the third quarter 2013. This was partially offset by timing differences at the Company’s other operations.

•

Total cash costs[1,3] – gold mines[2] for the third quarter 2013 were $807 per ounce, up 14% from the same prior year period. The increase was mainly due to the impact of expected lower grades and the increase in processing hard rock together with inflationary cost pressures across all sites. This was partially offset by the Company continuing to benefit from its cost reduction program.

•

All-in sustaining costs[1] – gold mines[2] for the third quarter 2013 were $1,216 per ounce sold, up 14% from the same prior year period. The increase is mainly for the reasons indicated above for total cash costs and due to the increase in sustaining capital expenditure spend to support the higher hard rock capacity levels at Rosebel and Essakane. All-in sustaining costs – total for the third quarter 2013 were $1,134 per ounce sold, up 10% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and its sustaining capital expenditures.

•

The date for commercial production of the Westwood mine has been revised to the third quarter 2014 following a reassessment of the ramp-up of the mine in light of previously disclosed events. The first incident, reported in June of this year, involved a software malfunction, which put the service hoist out of commission. The repair work was completed and all costs are covered by the warranty. Subsequently, in August, the mine experienced a rock burst. There were no injuries, but for safety reasons operations in that area of the mine were suspended and this has temporarily blocked access to that portion of the ore body. Further evaluation of the impact of these events has resulted in the modifications necessary to safely realize the mine’s full potential. While the timeline for reaching commercial production has changed, it does not alter our long-term view of the mine plan, estimated mineral reserves and resources, and life of mine throughput and production.

•

On September 30, 2013, mining excavation activities were suspended at the Yatela mine in Mali, the Company’s joint venture operation with AngloGold Ashanti. The decision to suspend mining activities at the Company’s highest cost operation, which accounted for 3% of production year-to-date, was the result of a combination of factors, including miner safety in the pit, the drop in the spot price of gold, and rising costs. The decision has shortened the life of mining activities by approximately six months. However, the processing of the ore previously mined will continue until the end of 2016.

NIOBIUM

•

Niobium production for the third quarter 2013 was 1.3 million kilograms, up 8% from the same prior year period. The operating margin per kilogram of niobium for the third quarter 2013 was $19 per kilogram, up 19% from the same prior year period.

LIQUIDITY PLANNING

•

Although the Company remains optimistic about the long-term prospects for gold, its priorities continue to be cost reduction, disciplined capital allocation and cash preservation. Accordingly, the Company is re-evaluating capital expenditure plans, initiating programs to lower working capital, reviewing its dividend policy, reassessing its life of mine plans and driving further cost reductions.

CORPORATE DEVELOPMENTS

•

In the first quarter 2013, before the drop in the gold price, the Company announced a $100 million cost reduction program. The Company’s objective was to reduce operating costs at sites by $54 million, exploration expenditures by $40 million and corporate general and administrative costs by $6 million. At the end of the third quarter 2013, 77% of planned reductions had been achieved, with savings of $38 million in Operations, $35 million in Exploration and $4 million in Corporate. The following table shows the cost savings realized as at September 30, 2013, with examples of new as well as ongoing initiatives.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Operations Examples

Target: $54 million

Realized year-to-date: $38 million

Reducing Power Costs and Consumption of Consumables

•	Reduced power rates at Rosebel.

•	Reduced cyanide consumption at Rosebel as a result of increased throughput to the gravity circuit following the commissioning of the third ball mill.

•	Reduced fuel consumption at Westwood with the implementation of a fuel and waste oil management program.

•	Reduced consumption of energy and steel in the SAG and ball mill grinding process at Essakane through the accelerated commissioning of the pebble crusher.

Reducing Labour Costs

•	Implemented transition plan to replace more expats with nationals.

•	Reduced staffing requirements in mining and maintenance areas through business process and operating efficiency improvements and improved contract maintenance.

•	Replaced consultants with in-house technical services team.

Renegotiating Mining Camp Supply Contracts

•	Consolidated bus contracts for transporting workers to and from the Essakane mine.

•	Negotiated price discounts from local suppliers at Essakane, such as food and security.

Improving Operating Efficiencies and Reducing Maintenance Costs

•

Improved productivity at Rosebel through an aggressive dewatering process of the pits during the rainy season combined with better coordination of shifts for the drilling and blasting crews. Blasting crews now perform their work immediately following the drilling of holes, which has significantly reduced the need for re-drilling and enabled more holes to be drilled in the same period of time.

•	Reduced the frequency and cost of preventive truck maintenance through the replacement of the oil renewal system.

•	Reduced maintenance costs through the re-design of mine roads, which are improving tire life and reducing hauling cycle times.

•	Installed a potable water system at Essakane to provide safe drinking water, thereby eliminating the need to purchase bottled water for the operations.

•	Increased monitoring and management of tire wear at Westwood.

Exploration Examples

Target: $40 million

Realized year-to-date: $35 million ($14.1 million greenfield, $14.8 million brownfield, $5.6 million Côté Gold project and $0.5 million other scoping and feasibility studies)

•	Downsized exploration teams by one-third mainly in West Africa, Suriname, Brazil, and Canada.

•	Reduced drilling activities mainly in Mali, Burkina Faso, Peru and Suriname.

•	Re-prioritized projects and deferred others.

•	Deferred or re-designed certain study elements related to the Côté Gold project and exploration program.

Corporate Examples

Target: $6 million

Realized year-to-date: $4 million

•	Reduced use of consultants.

•	Lowered stock-based compensation.

•	Increased reliance on communication technology resulting in less travel.

•	Reduced other general administration costs.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Summary of Financial and Operating Results	Three months			Nine months
Ended September 30	2013	Change	2012[1]	2013	Change	2012[1]
Financial Results ($ millions, except where noted)
Revenues	$293.5	(13%)	$336.2	$899.9	(15%)	$1,054.8
Cost of sales	$218.3	18%	$185.2	$612.3	8%	$564.8
Earnings from mining operations[2]	$75.2	(50%)	$151.0	$287.6	(41%)	$490.0

Net earnings attributable to equity holders of IAMGOLD	$25.3	(68%)	$78.0	$7.8	(97%)	$250.1
Net earnings per share ($/share)	$0.07	(67%)	$0.21	$0.02	(97%)	$0.67

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$26.2	(56%)	$60.0	$117.6	(48%)	$226.8
Adjusted net earnings per share[2] ($/share)	$0.07	(56%)	$0.16	$0.31	(48%)	$0.60

Net cash from operating activities	$64.9	(32%)	$95.8	$202.3	(36%)	$314.6
Net cash from operating activities before changes in working capital[2]	$67.4	(35%)	$104.0	$250.9	(30%)	$358.3
Net cash from operating activities before changes in working capital ($/share)[2]	$0.18	(36%)	$0.28	$0.67	(30%)	$0.95

Key Operating Statistics
Gold sales – attributable (000s oz)	195	4%	188	567	(5%)	595
Gold commercial production – attributable (000s oz)	185	(10%)	205	587	(5%)	616
Gold production – attributable (000s oz)[3]	228	11%	205	640	4%	616

Average realized gold price[2] ($/oz)	$1,334	(20%)	$1,670	$1,438	(13%)	$1,653
Total cash costs[2,4] - gold mines ($/oz)	$807	14%	$710	$793	12%	$708
Gold margin[2] ($/oz)	$527	(45%)	$960	$645	(32%)	$945

All-in sustaining costs[2,5] – gold mines ($/oz)	$1,216	14%	$1,065	$1,231	16%	$1,063
All-in sustaining costs – total[6] ($/oz)	$1,134	10%	$1,032	$1,164	11%	$1,047

Niobium production (millions of kg Nb)	1.3	8%	1.2	3.7	6%	3.5
Niobium sales (millions of kg Nb)	1.1	(8%)	1.2	3.6	0%	3.6
Operating margin[2] ($/kg Nb)	$19	19%	$16	$17	13%	$15

Financial Position ($ millions)	September 30, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion at
market value	$539.5	(47%)	$1,020.6
at cost	$457.7	(49%)	$894.2
Total assets	$5,160.0	(3%)	$5,295.6
Long-term debt	$639.9	0%	$638.8
Available credit facilities	$750.0	0%	$750.0

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Balances related to 2013 include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.
[4]	The total cash costs computation does not include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.
[5]	By-product credits are included in the calculation of this measure, refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[6]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table on page 12.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

OUTLOOK

Production and cost guidance maintained for the remainder of 2013.

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division[1] (000s oz)	130 – 150

Total owner-operator production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Total cash costs[2,3] – owner-operator ($/oz)	$750 – $800
Total cash costs – gold mines ($/oz)	$790 – $840

All-in sustaining costs[2] – owner-operator ($/oz)	$1,100 – $1,200
All-in sustaining costs – gold mines ($/oz)	$1,150 – $1,250

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin[2] ($/kg Nb)	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 to 150,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include Westwood pre-commercial production.

The Company maintains its 2013 annual gold production guidance range of 875,000 to 950,000 ounces.

With 77% of the cost reduction target achieved to date, the Company is maintaining its lowered 2013 total cash costs – gold mines guidance within a range of $790 to $840 per ounce produced. Total cash costs for the remainder of the year are expected to trend higher, mainly due to increasing hard rock at Essakane and Rosebel.

The Company is maintaining its lowered 2013 all-in sustaining costs – gold mines guidance within a range of $1,150 to $1,250 per ounce sold.

As disclosed in the Company’s annual MD&A, depreciation expense is expected to increase in 2013 compared to 2012 as a result of capitalized stripping at Essakane and higher depreciation on the additional mobile equipment at Essakane and Rosebel. Depreciation expense is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on assumptions for the remainder of the year using an average realized gold price of $1,350 per ounce, Canadian dollar (C$) 1.00 / $, $1.30 / Euro (€) and average crude oil price of $95 per barrel.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

EFFECTIVE TAX RATE

The effective tax rate for the three and nine months ended September 30, 2013 was mainly due to the limited tax deductibility on the impairment of investments and other items. After normalizing earnings, the effective adjusted tax rate for the nine months ended September 30, 2013 was 37%, slightly lower than the annual effective tax rate of 38% given as guidance due to the geographical mix of income.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2013 at an operating margin1 between $15 and $17 per kilogram.

CAPITAL EXPENDITURES OUTLOOK2

The 2013 capital expenditure outlook is maintained for the Company’s owned and operated sites as set out below.

($ millions)	Sustaining	Development/ Expansion		Total
Owner-operator
Rosebel	$108	$22	[3]	$130
Essakane	100	200		300
Westwood	—	100		100

	208	322		530
Niobec	31	49		80
Corporate	5	—		5

Total owner-operator	244	371		615
Joint ventures – Sadiola[4] and Yatela	30	45		75

	$274	$416		$690

The Company is maintaining its capital expenditure outlook for 2013 for operations owned and operated by IAMGOLD. While Westwood’s total capital expenditure outlook remains unchanged, the allocation between sustaining and development/expansion has been adjusted to reflect the revised date for commercial production.

LIQUIDITY PLANNING

Although the Company remains optimistic about the long-term prospects for gold, its priorities continue to be cost reduction, disciplined capital allocation and cash preservation. Accordingly, the Company is re-evaluating capital expenditure plans, initiating programs to lower working capital, reviewing its dividend policy, reassessing its life of mine plans and driving further cost reductions.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Capitalized borrowing costs are not included.
[3]

The feasibility study to determine the optimum mine plan scenario for Rosebel, which incorporates the new reduced power rates, is nearing completion. The associated capital program, if any, would depend on the outcome of the feasibility study.

[4]

Attributable capital expenditures of $75 million include sustaining capital expenditures, capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

The financial performance of the Company is closely linked to the price of gold. The Company is heavily reliant on the market price of gold, which is a variable outside of the Company’s control.

For the third quarter 2013, the gold price displayed volatility with spot daily closings between $1,213 and $1,420 per ounce (third quarter 2012 – between $1,556 and $1,785 per ounce) from the London Bullion Market Association.

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Average market gold price ($/oz)	$1,326	(20%)	$1,652	$1,456	(12%)	$1,652
Average realized gold price[1] ($/oz)	$1,334	(20%)	$1,670	$1,438	(13%)	$1,653
Closing market gold price ($/oz)				$1,327	(25%)	$1,776

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% at the end of 2012. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium is largely tied to the steel industry. The steel industry continues to grow production, increasing by approximately 3% for the nine months ended September 30, 2013 compared to the same prior year period. Growth continues to be mainly due to China with declines in most other major steel producing regions, such as Europe, North America and South Korea. Compared to the second quarter 2013, steel production in the third quarter 2013 declined in Europe and the Commonwealth of Independent States but was stable in North America and China. The decline in niobium shipments has had a minimal effect on Niobec to date, as prices and volumes continued to hold steady.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the third quarter 2013. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

Three months ended September 30	2013	2012
Average rates
• C$ / $	1.0385	0.9951
• $ / €	1.3253	1.2520

Closing rates
• C$ / $	1.0303	0.9838
• $ / €	1.3527	1.2846

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

For the remainder of 2013, the Company will continue to have Canadian dollar requirements due to the capital expenditures required for Westwood, the Côté Gold prefeasibility work, Niobec’s expansion feasibility project and its operations. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. For the remainder of 2013, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.1 million barrels of fuel in 2013. During the third quarter 2013, the oil price displayed volatility with spot daily closings between $98 and $111 per barrel.

Three months ended September 30	2013	2012
Average market oil price ($/barrel)	$106	$92
Closing market oil price ($/barrel)	$102	$92

Refer to financial condition – market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities on total cash costs1 per ounce of gold produced and all-in sustaining costs1 per ounce of gold sold around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2013 production and capital expenditure levels.

	Change of	Annualized Impact on Total Cash Costs[1] – Gold Mines by $/oz	Annualized Impact on All-in Sustaining Costs[1] – Gold Mines by $/oz
Gold price	$100/oz	$5	$5
Oil price	$10/barrel	$13	$13
Canadian$ / $	$0.10	$11	$15
$ / Euro	$0.10	$11	$15

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

QUARTERLY UPDATES

Operations

	Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
Ended September 30	Three months		Nine months		Three months		Nine months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator (100%)	182	170	520	546	$1,336	$1,674	$1,433	$1,654
Joint ventures[3]	26	31	82	89	1,317	1,645	1,470	1,648

Total	208	201	602	635	$1,334	$1,670	$1,438	$1,653

[1]

Attributable sales volume for the three months ended September 30, 2013 and 2012 was 195,000 and 188,000 ounces, respectively, and for the nine months ended September 30, 2013 and 2012 was 567,000 and 595,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Attributable sales of Sadiola (41%) and Yatela (40%).

	Gold Production (000s oz)				Total Cash Costs[1] ($/oz)
Ended September 30	Three months		Nine months		Three months		Nine months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	95	95	266	282	$729	$689	$730	$674
Essakane (90%)	64	77	191	238	736	594	732	580
Doyon division[2] (100%)	2	—	48	4	1,048	—	838	137

	161	172	505	524	735	644	741	627

Joint ventures
Sadiola (41%)	19	26	62	73	1,297	978	1,071	1,059
Yatela (40%)	5	7	20	19	1,204	1,324	1,251	1,587

	24	33	82	92	1,280	1,050	1,115	1,169

Total commercial operations	185	205	587	616	807	710	793	708

Doyon division[2] (100%)	43	—	53	—	—	—	—	—

	228	205	640	616	807	710	793	708

Cash costs[1], excluding royalties					734	623	718	620
Royalties					73	87	75	88

Total cash costs[3]					$807	$710	$793	$708

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

	All-in Sustaining Costs[1] ($/oz)
Ended September 30	Three months		Nine months
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	$979	$923	$1,055	$920
Essakane (90%)	1,119	922	1,158	883
Doyon division (100%)	900	—	915	1,062

All-in sustaining costs – owner-operator	1,118	1,033	1,165	991

Joint ventures
Sadiola (41%)	1,809	1,129	1,526	1,256
Yatela (40%)	2,118	1,643	1,927	2,280
All-in sustaining costs – gold mines	1,216	1,065	1,231	1,063
Niobium contribution[2]	(82)	(33)	(67)	(16)

All-in sustaining costs – total[3]	$1,134	$1,032	$1,164	$1,047

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Ended September 30, 2013	Three months			Nine months
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$18.9	$0.3	$19.2	$81.6	$15.9	$97.5
Essakane[2]	27.7	39.3	67.0	88.5	141.0	229.5
Westwood	—	7.1	7.1	—	102.7	102.7

Total gold segments	46.6	46.7	93.3	170.1	259.6	429.7
Niobec	5.9	10.5	16.4	25.0	34.4	59.4
Corporate and other	3.5	—	3.5	3.7	—	3.7

Total capital expenditures, consolidated	56.0	57.2	113.2	198.8	294.0	492.8
Joint ventures[3]	10.6	5.8	16.4	29.8	14.6	44.4

	$66.6	$63.0	$129.6	$228.6	$308.6	$537.2

[1]	Capitalized borrowing costs are not included.
[2]

On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $17.9 million and $25.0 million, respectively, for the three months ended September 30, 2013 and $77.4 million and $79.7 million, respectively, for the nine months ended September 30, 2013.

[3]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	3,838	9%	3,510	9,345	(9%)	10,227
Total operating material mined (000s t)	17,114	9%	15,716	41,584	2%	40,749
Capital waste mined (000s t)	—	(100%)	223	3,019	150%	1,210
Strip ratio[1]	3.5	0%	3.5	3.8	27%	3.0
Ore milled (000s t)	3,270	1%	3,229	9,224	(3%)	9,542
Head grade (g/t)	1.00	0%	1.00	0.99	(1%)	1.00
Recovery (%)	95	(2%)	97	95	(1%)	96
Gold production – 100% (000s oz)	100	0%	100	280	(6%)	297
Attributable gold production – 95% (000s oz)	95	0%	95	266	(6%)	282
Gold sales – 100% (000s oz)	96	9%	88	262	(7%)	283
Performance measures
Average realized gold price[2] ($/oz)	$1,337	(20%)	$1,677	$1,440	(13%)	$1,652
All-in sustaining costs[2] ($/oz)	$979	6%	$923	$1,055	15%	$920
Cash costs[2] excluding royalties ($/oz)	$652	10%	$595	$646	12%	$579
Royalties ($/oz)	$77	(18%)	$94	$84	(12%)	$95
Total cash costs[2] ($/oz)	$729	6%	$689	$730	8%	$674

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for the third quarter 2013 was consistent with the same prior year period as the increase in throughput was offset by the decline in recovery. Total mine production increased 7% from the same prior period as the expanded mining fleet was put into production. Gold sales were higher compared to the same prior year period due to timing differences between production and sales in 2012.

Total cash costs per ounce produced were 6% higher compared to the same prior year period. The increase in total cash costs was mainly due to increased labour costs, higher fuel costs from longer hauls and higher consumables, partially offset by lower realized power rates resulting from updated contract parameters, which includes the impact of the gold price. All-in sustaining costs during the current quarter were 6% higher compared to the same prior year period mainly due to higher cash costs and sustaining capital expenditure spend, partially offset by higher sales volume due to timing of sales. Sustaining capital expenditures for the third quarter 2013 were $18.9 million, an increase of $3.1 million from the same prior year period primarily due to higher spending on mining equipment, partially offset by lower resource development expenditures.

During the third quarter 2013, sustaining capital expenditures were $18.9 million and included mining equipment ($9.0 million), pit optimization ($2.0 million), resource development ($2.6 million), capital spares ($2.4 million) and various other sustaining capital ($2.9 million).

Outlook

The Company maintains the guidance provided for the Rosebel mine. Rosebel’s attributable production in 2013 is expected to be between 365,000 and 385,000 ounces. The Company maintains its capital expenditure guidance for the full year 2013 of $130 million.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	3,375	86%	1,815	8,509	17%	7,287
Total operating material mined (000s t)	3,389	73%	1,957	8,674	(7%)	9,304
Capital waste mined (000s t)	8,881	15%	7,696	25,374	53%	16,617
Strip ratio[1]	2.6	(40%)	4.3	3.0	15%	2.6
Ore milled (000s t)	2,808	7%	2,620	8,007	1%	7,957
Head grade (g/t)	0.86	(22%)	1.10	0.89	(19%)	1.10
Recovery (%)	92	0%	92	92	0%	92
Gold production – 100% (000s oz)	71	(17%)	85	212	(20%)	264
Attributable gold production – 90% (000s oz)	64	(17%)	77	191	(20%)	238
Gold sales – 100% (000s oz)	73	(11%)	82	210	(18%)	256
Performance measures
Average realized gold price[2] ($/oz)	$1,336	(20%)	$1,670	$1,446	(13%)	$1,655
All-in sustaining costs[2] ($/oz)	$1,119	21%	$922	$1,158	31%	$883
Cash costs[2] excluding royalties ($/oz)	$671	30%	$517	$661	32%	$501
Royalties ($/oz)	$65	(16%)	$77	$71	(10%)	$79
Total cash costs[2] ($/oz)	$736	24%	$594	$732	26%	$580

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for the third quarter 2013 was 16% lower than the same prior year period as a result of expected lower grades, partially offset by higher throughput. Throughput was higher than the same prior year period by 7% as a result of an expansion in crushing and milling capacities, including the new pebble crusher installed in the second quarter 2013. During the third quarter 2013, stripping continued as part of Phase 2 of the push-back of the main pit.

Total cash costs per ounce produced during the third quarter 2013 were 24% higher compared to the same prior year period mainly due to the impact of lower grades, higher energy prices and consumption and upward pressure on consumable prices. All-in sustaining costs during the current quarter were 21% higher compared to the same prior year period mainly due to higher cash costs and sustaining capital expenditure spend. Sustaining capital expenditures for the third quarter 2013 were $27.7 million, an increase of $4.2 million from the same prior year period. The increase is primarily due to higher capitalized stripping partially offset by lower spending on mining equipment and resource development.

During the third quarter 2013, sustaining capital expenditures were $27.7 million, which included capitalized stripping costs ($22.2 million) and various other sustaining capital ($5.5 million).

Outlook

The Company maintains the guidance provided for the Essakane mine. Essakane’s attributable production in 2013 is expected to be between 255,000 and 275,000 ounces. The mine is expected to process more hard and transitional rock at a lower head grade compared to 2012. The Company maintains its capital expenditure guidance for the full year 2013 of $300 million.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mouska operating statistics
Total operating material mined (000s t)	13	(13%)	15	56	17%	48
Ore milled (000s t)	4	100%	—	116	100%	—
Head grade (g/t)	13.37	100%	—	14.22	100%	—
Recovery (%)	89	100%	—	91	100%	—
Gold production – 100% (000s oz)	2	100%	—	48	1,100%	4
Gold sales – 100% (000s oz)	13	100%	—	48	586%	7
Mouska performance measures
Average realized gold price[1] ($/oz)	$1,329	100%	$—	$1,334	(21%)	$1,678
All-in sustaining costs[1] ($/oz)	$900	100%	$—	$915	(14%)	$1,062
Cash costs[1] excluding royalties ($/oz)	$1,019	100%	$—	$807	707%	$100
Royalties ($/oz)	$29	100%	$—	$31	(16%)	$37
Total cash costs[1] ($/oz)	$1,048	100%	$—	$838	512%	$137

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Ore from the Mouska mine was batch processed at the beginning of the third quarter 2013 to deplete the ore stockpiles. Throughout the remainder of the period, ore was stockpiled for the planned batch processing in the fourth quarter 2013. Gold sales exceeded gold production as a result of gold produced in the second quarter 2013 being sold in the third quarter 2013. There was no gold production for the same prior year period as the mill clean-up process was completed in the second quarter 2012. Total cash costs of $1,048 per ounce and all-in sustaining costs of $900 per ounce are not comparable to the same prior year period when ore was being stockpiled during the refurbishment of the mill. All-in sustaining costs per ounce sold are less than total cash costs per ounce produced for the third quarter 2013 as the ounces sold were produced in the second quarter 2013, and at a lower total cash cost per ounce. Mouska produced 41,000 ounces in the second quarter 2013 compared to 2,000 ounces in the third quarter 2013.

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Westwood operating statistics
Total operating material mined (000s t)	64	300%	16	164	148%	66
Ore milled (000s t)	200	100%	—	248	100%	—
Head grade (g/t)	7.24	100%	—	7.13	100%	—
Recovery (%)	93	100%	—	93	100%	—
Pre-commercial gold production – 100% (000s oz)	43	100%	—	53	100%	—
Pre-commercial gold sales – 100% (000s oz)	36	100%	—	46	100%	—

Pre-commercial gold production from the Westwood mine was 43,000 ounces during the third quarter 2013. The resulting sales of 36,000 ounces and the related costs were netted against capital expenditures. Ore mined at Westwood increased from the same prior year period when ore was being stockpiled during the construction phase. There was no milling activity in the same prior year period as a result of the refurbishment of the mill. Performance measures for the Westwood mine are not presented as it is not yet in commercial production.

The date for commercial production of the Westwood mine has been revised to the third quarter 2014 following a reassessment of the ramp-up of the mine in light of previously disclosed events. The first incident, reported in June of this year, involved a software malfunction, which put the service hoist out of commission. The repair work was completed and all costs were covered by the warranty. Subsequently, in August, the mine experienced a rock burst. There were no injuries, but for safety reasons operations in that area of the mine were suspended and this has temporarily blocked access to that portion of the ore body. Further evaluation of the impact of these events has provided a better understanding of the mine and the modifications necessary to safely realize its full potential. While the timeline for reaching commercial production has changed, it does not alter our long-term view of the mine plan, estimated mineral reserves and resources, and life of mine throughput and production.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Outlook

Total Doyon division gold production in 2013, which includes the Mouska mine and the Westwood mine, is expected to be between 130,000 and 150,000 ounces. The Company maintains its capital expenditure guidance for the full year 2013 of approximately $100 million.

The Mouska mine is scheduled to close at the end of the first quarter 2014. The date for commercial production of the Westwood mine has been revised to the third quarter 2014.

The Company’s outlook for 2014 for the Westwood and Mouska mines combined is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016.

Until the Westwood mine achieves commercial production, the contribution from the gold sold will be applied as a credit against mining assets in the consolidated balance sheets. The revenues and associated costs from the gold sold at Westwood after obtaining commercial production will be reported in the consolidated statements of earnings.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	150	(46%)	279	487	(33%)	731
Total operating material mined (000s t)	2,002	7%	1,874	6,096	(9%)	6,688
Capital waste mined (000s t)	1,422	265%	390	4,152	25%	3,315
Strip ratio[1]	21.8	207%	7.1	20.0	57%	12.7
Ore milled (000s t)	494	11%	447	1,453	7%	1,357
Head grade (g/t)	1.40	(18%)	1.70	1.37	(24%)	1.80
Recovery (%)	89	(5%)	94	92	6%	87
Attributable gold production – (000s oz)	19	(27%)	26	62	(15%)	73
Attributable gold sales – (000s oz)	22	(12%)	25	62	(13%)	71
Performance measures
Average realized gold price[2] ($/oz)	$1,313	(20%)	$1,644	$1,458	(11%)	$1,646
All-in sustaining costs[2] ($/oz)	$1,809	60%	$1,129	$1,526	21%	$1,256
Cash costs[2] excluding royalties ($/oz)	$1,213	37%	$883	$985	2%	$964
Royalties ($/oz)	$84	(12%)	$95	$86	(9%)	$95
Total cash costs[2] ($/oz)	$1,297	33%	$978	$1,071	1%	$1,059

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for the third quarter 2013 was 27% lower compared to the same prior year period driven by lower grades and recoveries, partially offset by higher throughput.

Total cash costs per ounce produced were 33% higher compared to the same prior year period mainly as a result of lower production. Royalties were lower as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 60% higher compared to the same prior year period mainly due to higher cash costs and sustaining capital expenditure spend. Sustaining capital expenditures for the third quarter 2013 were $10.0 million, an increase of $5.6 million from the same prior year period primarily due to higher capitalized stripping.

During the third quarter 2013, attributable sustaining capital expenditures were $10.0 million and consisted of spending on capitalized stripping ($8.4 million) and various other sustaining capital ($1.6 million).

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	53	(65%)	152	133	(65%)	378
Total operating material mined (000s t)	978	(53%)	2,078	3,469	(46%)	6,435
Strip ratio[1]	17.5	39%	12.6	25.1	57%	16.0
Ore milled (000s t)	209	(34%)	315	760	(7%)	813
Head grade (g/t)	0.94	4%	0.90	0.91	14%	0.80
Attributable gold stacked (000s oz)	4	(43%)	7	20	5%	19
Attributable gold production (000s oz)	5	(29%)	7	20	5%	19
Attributable gold sales (000s oz)	4	(33%)	6	20	11%	18
Performance measures
Average realized gold price[2] ($/oz)	$1,336	(19%)	$1,651	$1,507	(9%)	$1,652
All-in sustaining costs[2] ($/oz)	$2,118	29%	$1,643	$1,927	(15%)	$2,280
Cash costs[2] excluding royalties ($/oz)	$1,123	(9%)	$1,236	$1,160	(22%)	$1,492
Royalties ($/oz)	$81	(8%)	$88	$91	(4%)	$95
Total cash costs[2] ($/oz)	$1,204	(9%)	$1,324	$1,251	(21%)	$1,587

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

On September 30, 2013, mining excavation activities were suspended. The decision to suspend mining activities was the result of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and rising costs. However, the processing of the ore previously mined will continue until the end of 2016.

Attributable gold production for the third quarter 2013 was 29% lower than the same prior year period. Total operating material mined was 53% lower than the same prior year period as the mine reached the end of life.

Total cash costs per ounce produced in the third quarter 2013 were 9% lower compared to the same prior year period due to lower contractor costs and the impact of the impairment of inventories, which have reduced the net cost of gold produced. The 8% decrease in royalties reflected lower average realized gold prices. All-in sustaining costs per ounce sold were 29% higher compared to the same prior year period mainly due to the inclusion of the inventory write down, which is excluded from total cash costs, partially offset by lower cash costs.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

Ended September 30	Three months			Nine months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Total operating material mined (000s t)	612	12%	546	1,771	11%	1,599.0
Ore milled (000s t)	617	10%	560	1,743	6%	1,637.0
Grade (% Nb2 05 )	0.55	2%	0.54	0.55	2%	0.54
Niobium production (millions of kg Nb)	1.3	8%	1.2	3.7	6%	3.5
Niobium sales (millions of kg Nb)	1.1	(8%)	1.2	3.6	0%	3.6

Operating margin[1] ($/kg Nb)	$19	19%	$16	$17	13%	$15

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Niobium production in the third quarter 2013 was 8% higher than the same prior year period as consistent Nb2O5 ore grades were realized together with higher throughput tonnage.

Niobium revenues in the third quarter 2013 were in line with the same prior year period due to marginally lower sales volume offset by higher realized sales prices. The operating margin in the third quarter 2013 was 19% higher compared to the same prior year period as a result of decreased costs due to improved operational efficiencies.

During the third quarter 2013, sustaining capital expenditures were $5.9 million.

Outlook

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. The Company maintains its capital expenditure guidance for the full year 2013 of $80 million.

The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the feasibility study. Regardless of project economics related to the expansion, the Company will not move forward without a partner to participate in the funding.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

DEVELOPMENT AND EXPANSION PROJECTS

Ended September 30	Three months		Nine months
($ millions)	2013	2012	2013	2012
Rosebel – expansion	$0.3	$12.2	$15.9	$36.3
Essakane – expansion	39.3	62.1	141.0	102.2
Westwood – development	7.1	43.4	102.7	128.7
Niobec – expansion	10.5	4.1	34.4	5.7

	57.2	121.8	294.0	272.9
Joint ventures – expansion – Sadiola sulphide project (41%)	5.8	8.6	14.6	19.3

Capitalized Development and Expansion Expenditures	$63.0	$130.4	$308.6	$292.2

ROSEBEL EXPANSION

On August 7, 2013, the Company announced an agreement with the Government of Suriname to reduce the power rates supporting the current and future operations at Rosebel. The reduced power rates will support the transition of Rosebel’s existing operations to process harder rock and will potentially reduce costs at the site by up to $50 per ounce. This agreement, which will lead to improved operating margins and a longer mine life, complements the joint venture agreement at lower power rates targeting softer ore surrounding the current operation. The feasibility study incorporating these new power agreements is nearing completion with respect to the expansion of the existing operation.

The previously announced joint venture agreement with the Government of Suriname was approved by the country’s National Assembly on April 13, 2013 and set the stage for the future production of potentially higher grade, softer rock. Under the agreement, the Government of Suriname, by participating in cost sharing, will acquire a 30% interest in the joint venture. Production from the joint venture area will be subject to a power rate of $0.11 per kilowatt hour. With respect to the joint venture agreement, the Company is working to acquire additional properties and to further delineate the surrounding resources.

ESSAKANE EXPANSION

The plant expansion at Essakane to accommodate a substantial increase of hard rock is on track for completion by the end of 2013. The Company expects this expansion to yield an increase in production levels in 2014. As expected, ore grades in 2013 have been 10%-15% lower than the life of mine average, mainly due to the processing of lower-grade, softer ore stockpiled in prior years. Higher grades are expected in 2014 as the percentage of hard rock mined increases. The higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. The Company is exploring opportunities to reduce its power costs, including connecting to the national power grid in Ouagadougou.

NIOBEC EXPANSION

Based on the prefeasibility study completed in early 2012 for Niobec, the Company proceeded with a feasibility study using the block caving mining method. The Company is exploring multiple scenarios as part of this feasibility study, including a staged development approach. The Company continues to move forward with permitting and is reviewing the development timeline in light of current market conditions. Niobec is a stable business that generates a predictable stream of cash flow. While the expected rate of return for the Niobec expansion is attractive, this project will remain on hold until there is a partner to jointly fund the project.

JOINT VENTURES – SADIOLA SULPHIDE PROJECT

With the exception of prior commitments, sustaining capital and capitalized stripping, the Company does not intend to proceed with this project without a partner. The Company’s attributable spending in the third quarter 2013 for the project of $5.8 million was related to previous commitments on equipment.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America for the nine months ended September 30, 2013.

In the third quarter 2013, exploration expenditures totaled $18.7 million ($42.1 million in the third quarter 2012), of which $13.7 million was expensed and $5.0 million was capitalized. Drilling activities from all projects totaled approximately 47,400 metres for the third quarter 2013 (approximately 261,300 metres during the nine months ended September 30, 2013).

Ended September 30	Three months			Nine months
($ millions)	2013	Change	2012	2013	Change	2012
Exploration projects - greenfield	$5.8	(22%)	$7.4	$21.0	(38%)	$34.1
Exploration projects - brownfield [1]	7.5	(51%)	15.3	30.3	(38%)	48.5

	13.3	(41%)	22.7	51.3	(38%)	82.6
Côté Gold project [2]	5.4	(55%)	12.1	18.4	34%	13.7
Other scoping and feasibility studies	—	(100%)	7.3	0.9	(88%)	7.3

	$18.7	(56%)	$42.1	$70.6	(32%)	$103.6

[1]

Exploration projects - brownfield exclude $0.3 million of expenditures related to Sadiola and Yatela for the third quarter 2013 and $1.6 million for the same prior year period ($2.1 million for the nine months ended 2013 and $3.5 million for the same prior year period).

[2]	Expenditures for the Côté Gold project include prefeasibility studies, permitting and exploration.

OUTLOOK – 2013 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2013 after the planned $40 million reduction in exploration expenditures:

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$30.7	$30.9
Exploration projects - brownfield [1]	24.2	16.2	40.4

	24.4	46.9	71.3
Côté Gold project [2]	0.1	24.0	24.1
Other scoping and feasibility studies	—	1.0	1.0

	$24.5	$71.9	$96.4

[1]	Exploration projects - brownfield exclude $2.3 million of planned expenditure related to Sadiola and Yatela.
[2]	Planned expenditures for the Côté Gold project include prefeasibility studies, permitting and exploration.

The outlook for 2013 exploration expenditures is $96.4 million, down $50.8 million as compared to the 2012 full year exploration spend, excluding spending of $5.1 million related to Sadiola and Yatela which are now accounted for using the equity method of accounting. The outlook is down $2.6 million from that presented in the second quarter 2013. In light of the Company’s $100 million cost reduction initiative, the Company has re-prioritized its global exploration activities and lowered its 2013 exploration outlook by $40 million compared to initial guidance for 2013. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million), and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a re-design of some study components. Changes are not anticipated to impact the timing of the project. Nevertheless, the Company plans to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane, Westwood and Niobec operations.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

Approximately 2,450 metres of diamond drilling was completed on the Côté Gold project during the third quarter 2013, primarily in the central part of the Côté deposit area, to finalize the 2013 infill drilling program ahead of a resource update planned for the end of 2013. An updated geological model has been completed to support the resource estimation. An additional 1,185 metres of diamond drilling was carried out during the third quarter 2013 to provide representative material for metallurgical test work. Exploration activities will continue with the objective to expand the limits of the Côté Gold deposit and evaluate priority targets elsewhere within the 516 square kilometre exploration property.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Activities directed towards the federal and provincial permitting processes continued during the third quarter 2013, with the goal of completing a coordinated Environmental Assessment (“EA”). The Federal Environmental Impact Statement guidelines and the provincial Terms of Reference will direct the Company’s preparation of the coordinated EA. The EA report remains on track to be submitted by the end of 2013 and completion of the EA processes is expected by the end of 2014.

Work on the prefeasibility study, scheduled for completion by the end of 2013, continued during the quarter and this is expected to be followed by a feasibility study planned for completion mid-2015. If the project economics based on the projected gold price environment do not meet the Company’s required rate of return, then IAMGOLD will have the option of deferring the project. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during the third quarter 2013 at Essakane, Rosebel, Westwood and Niobec.

ESSAKANE, BURKINA FASO

Over 10,700 metres of diamond and reverse circulation drilling were completed on the Essakane mine lease during the third quarter 2013, including more than 7,900 metres of resource delineation and development drilling designed to upgrade existing inferred resource areas within the Essakane Main Zone and evaluate an oxide target which may represent a potential southern extension of the deposit. Encouraging drill results were returned from the targeted depth extensions and include positive results obtained from deeper argillite-hosted mineralization of the Essakane Main Zone. At Falagountou, infill drilling was completed on the central portion of the deposit, previously poorly tested due to artisanal mining activities. A revised interpretation incorporating the new results indicates a reduced thickness of “soft” saprolite from the previous interpretation. All resource models are currently being revised and updated to incorporate new results.

ROSEBEL, SURINAME

Over 17,350 metres of diamond drilling were completed on the Rosebel mine lease with the primary goal of increasing the soft oxide and transitional rock resource inventories. Resource delineation and expansion drilling programs were completed at the Koolhoven, Royal-Hill, Mayo, Pay Caro and J-Zone deposits, with exploration drilling targeting the East Tailings Road and Mamacreek prospects in the northern part of the property.

Geological mapping and geochemical sampling programs continued elsewhere on the mine lease and surrounding exploration concessions, including a mechanical auger drill program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

WESTWOOD, QUEBEC, CANADA

Approximately 7,800 metres of diamond drilling were completed at Westwood during the third quarter 2013 as part of the revised (85,240 metre) 2013 underground drill program. The program continues to focus on upgrading existing inferred mineral resources to an indicated category. Exploration activities targeting areas of potential resource expansions that were originally planned for the second half of 2013 has been deferred as part of the announced exploration budget reductions.

As part of the development work, the exploration ramp and underground drifts were extended by 2,280 metres during the quarter to improve access for future definition drilling in the upper parts of the deposit.

NIOBEC, QUEBEC, CANADA

During the third quarter 2013, more than 2,200 metres of diamond drilling were completed at Niobec. Resource development drilling was carried out from levels 1450 and 1600 in the central and eastern parts of the deposit to increase information within the block caving footprint (Blocks 4 to 6). Drill results returned to date are as expected and continue to upgrade resources to mineral reserves. On-going metallurgical test work was carried out during the quarter to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some 10 early to advanced stage greenfield exploration projects during the third quarter 2013. Highlights during the third quarter 2013 include:

BOTO, SENEGAL

On July 29, 2013, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Boto Gold Project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 diamond and reverse circulation drill holes totaling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

During the third quarter 2013, drilling activities remained on hold due to the annual rains which persisted for the duration of the quarter. The Company expects to resume drilling in the fourth quarter 2013 and plans to advance the project towards the commissioning of a scoping study in 2014. Further resource updates will be completed as merited.

PITANGUI, BRAZIL

The infill diamond drilling campaign initiated during the second quarter 2013 on the Company’s wholly owned Pitangui property in Brazil continued throughout the third quarter 2013. Just under 5,600 metres of diamond drilling was completed at the São Sebastião prospect where a continuous zone of gold mineralization has been traced for 1,400 metres along strike within Banded Iron Formation host rocks. Results of the infill drilling program will be used to constrain geological and mineralization models, and will form the basis of a planned mineral resource estimate scheduled for completion in the fourth quarter 2013. Additional drilling is planned through the fourth quarter 2013.

FOUGADIAN AND SIRIBAYA JOINT VENTURES, MALI

Field activities are expected to resume on the Company’s exploration joint venture projects in Mali during the fourth quarter 2013, following the annual rainy season. Aircore and auger drilling programs are planned at the Fougadian project (IAMGOLD – Avnel joint venture). At the Siribaya project (IAMGOLD – Merrex joint venture) prospect mapping and sampling are planned to further evaluate and prioritize various regional termite mound geochemical anomalies for future drill programs.

ANCAL JOINT VENTURE, COLOMBIA

Ongoing exploration activities at the Ancal project (IAMGOLD – Tolima Gold option joint venture) comprised of geological mapping, rock and soil sampling. Selected lines of an Induced Polarization geophysical survey have yielded encouraging results suggesting potential for porphyry style mineralization in the Payuco target area. An initial 2,000 metre diamond drill program is planned for the fourth quarter 2013.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2013			2012[1]				2011[2]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues from continuing operations	$293.5	$301.1	$305.3	$398.5	$336.2	$364.5	$354.1	$417.9

Net earnings/(losses)	$27.5	$(25.3)	$17.3	$94.6	$86.7	$60.9	$129.0	$145.8
Net earnings/(losses) attributable to equity holders of IAMGOLD	$25.3	$(28.4)	$10.9	$84.6	$78.0	$52.9	$119.2	$133.6

Basic earnings/(losses) attributable to equity holders of IAMGOLD per share ($/share)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.36
Diluted earnings/(losses) attributable to equity holders of IAMGOLD per share ($/share)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.35

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	The revenues from continuing operations for 2011 have been adjusted to reflect the equity method of accounting for the Sadiola and Yatela joint ventures.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the third quarter 2013 with $539.5 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at September 30, 2013 was $634.0 million, down $394.6 million compared to December 31, 2012 due to lower current assets ($457.5 million), partially offset by lower current liabilities ($62.9 million).

Current assets were down compared to December 31, 2012 mainly due to less cash and cash equivalents of $436.5 million resulting from capital expenditures spent on mining assets ($494.4 million), the payment of dividends ($102.4 million), loans provided to related parties net of repayments ($17.6 million) and interest paid ($20.5 million), partially offset by cash generated from operating activities ($202.3 million).

Working Capital[1]		September 30, 2013	December 31, 2012[3]
Working capital	($ millions)	$634.0	$1,028.6
Current working capital ratio[2]		3.3	4.1

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.
[3]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

As at September 30, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At September 30, 2013, the Company has committed $67.2 million of its $75.0 million Canadian letters of credit facility for the guarantee of certain asset retirement obligations.

Gold Bullion		September 30, 2013	December 31, 2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of period	($/oz)	$1,327	$1,658
Market value, end of period	($ millions)	$178.7	$223.3

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

CONTRACTUAL OBLIGATIONS

Contractual obligations at September 30, 2013 were $1,104.2 million and included capital commitments and the contractual cash flows on the senior unsecured notes. These obligations will be met through available cash resources and net cash from operating activities.

The Company also holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risk section.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. At the end of the third quarter 2013, the Company reviewed its marketable securities for objective evidence of impairment and determined that an impairment charge of $1.8 million was required during the third quarter 2013 (nine months ended September 30, 2013 - $26.7 million), of which $nil (nine months ended September 30, 2013 - $14.3 million) was transferred from other comprehensive income to interest income, derivatives and other investment gains (losses) in the consolidated interim financial statements.

INVESTMENTS IN ASSOCIATES

Associates (Galane Gold Ltd. and INV Metals Inc.) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates is included in the consolidated interim financial statements as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes). The Company reviewed its investment in associates for objective evidence of impairment and determined that an impairment reversal of $4.3 million was required during the third quarter 2013 for the investment in INV Metals Inc. (nine months ended September 30, 2013 – net impairment charge of $37.5 million) as a result of significant movements in the market value of the shares.

The Company has no ability to control these investments. Therefore, the Company is not permitted to utilize an alternate valuation method.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

At the end of September 2013, the Company had entered into various derivative contracts to reduce the impact of currency and commodity fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, oil and aluminum.

At September 30, 2013, the Company’s outstanding derivative contracts were as follows:

Contracts	2013	2014

Foreign Currency
Canadian dollar contracts (millions of C$)	75.0	305.2
Contract rate range (C$/$)	C$1.0000 – C$1.0650/$	C$1.0200 – C$1.0975/$
Hedge ratio[1]	48%	45%

Euro contracts (millions of €)	46.0	96.0
Contract rate range ($/€)	$1.1841– $1.2800/	€$1.2475/ €
Hedge ratio[1]	52%	31%

Commodities
Crude oil option contracts (barrels)	141,000	—
Contract price range ($/barrel of crude oil)	$75 - $95	—
Hedge ratio[1]	46%	—

Aluminum contracts (tonnes)	900	2,400
Contract rate range ($/tonne)	$1,955 - $2,146	$1,900 - $2,150
Hedge ratio[1]	85%	49%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments, refer to the Company’s consolidated interim financial statements at September 30, 2013.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

SHAREHOLDERS’ EQUITY

In January 2013, the Company paid a semi-annual dividend declared in 2012 in the amount of $0.125 per share totaling $47.1 million. In June 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in July 2013 totaling $47.0 million.

Number issued and outstanding (millions)	September 30, 2013	November 4, 2013
Shares	376.6	376.6
Share options	5.5	5.4

CASH FLOW

Ended September 30	Three months		Nine months
($ millions)	2013	2012[1]	2013	2012[1]
Operating activities	$64.9	$95.8	$202.3	$314.6
Investing activities	(102.1)	(177.6)	(517.1)	(1,003.3)
Financing activities	(53.0)	587.5	(124.0)	532.3
Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents	3.7	1.2	2.3	4.5

Increase (decrease) in cash and cash equivalents	(86.5)	506.9	(436.5)	(151.9)
Cash and cash equivalents, beginning of the period	447.3	387.9	797.3	1,046.7

Cash and cash equivalents, end of the period	360.8	894.8	360.8	894.8
Reclassification of cash to assets held for sale	—	(0.4)	—	(0.4)

Cash and cash equivalents, end of the period excluding assets held for sale	$360.8	$894.4	$360.8	$894.4

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

OPERATING ACTIVITIES

Net cash from operating activities was lower during the third quarter 2013 than the same prior year period by $30.9 million. The decrease in net cash from operating activities was mainly due to lower revenues and higher cost of sales ($75.8 million) partially offset by lower exploration expenses ($18.4 million), lower income taxes paid ($9.9 million) and lower changes to non-cash working capital items and non-current ore stockpiles ($5.7 million).

INVESTING ACTIVITIES

Net cash used in investing activities during the third quarter 2013 was mainly the result of capital expenditures related to mining assets, which were lower than the same prior year period ($64.6 million), acquisition costs for the Côté Gold project paid in the third quarter 2012 ($5.3 million) and an increase in funds received from related parties ($7.3 million).

FINANCING ACTIVITIES

Net cash from financing activities during the third quarter 2013 was lower than the same prior year period by $640.5 million. The decrease was mainly due to the cash received from the issuance of the senior unsecured debt in the third quarter 2012 ($639.8 million).

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2012 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting, was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that there are no material changes to the Company’s internal control over financial reporting and that the internal controls were effective as of December 31, 2012.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2013.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS AND ESTIMATES

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The judgments, estimates, assumptions and risks discussed here reflect updates from note 3(s) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, please refer to Company’s consolidated interim financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks, which are evolving, or emerging risks are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

For a comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as impairments or impairment reversals of investments in associates and marketable securities, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, unrealized derivative gains or losses, gains or losses on sales of assets and marketable securities, write down of receivables, restructuring charges, changes in estimates of asset retirement obligations at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

The following table provides a reconciliation of earnings before income tax expense as per the consolidated interim financial statements, to adjusted net earnings attributable to equity holders of IAMGOLD.

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Earnings before income tax expense	$50.1	$130.4	$107.0	$417.5

Adjusted items:
Impairment (impairment reversal) of investments	(2.5)	1.2	64.2	20.7
Interest expense on senior unsecured notes	2.8	1.2	15.8	1.2
Foreign exchange losses (gains)	2.4	0.9	3.8	(9.6)
Unrealized derivative losses (gains)	(7.1)	(17.5)	14.5	(21.3)
Gains on sale of marketable securities	(0.8)	(7.2)	(0.8)	(16.5)
Losses (gains) on sale of assets	—	0.9	0.2	(1.3)
Write down of receivables[2]	0.7	—	12.9	—
Restructuring charges	0.1	—	1.5	—
Changes in estimates of asset retirement obligations at closed sites	—	—	(12.5)	0.5

	(4.4)	(20.5)	99.6	(26.3)

Adjusted earnings before income taxes and non-controlling interests	45.7	109.9	206.6	391.2
Income tax expense	(22.6)	(43.7)	(87.5)	(140.9)
Tax impact of adjusted items	5.3	2.5	10.2	3.0
Non-controlling interests	(2.2)	(8.7)	(11.7)	(26.5)

Adjusted net earnings attributable to equity holders of IAMGOLD	$26.2	$60.0	$117.6	$226.8

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.1

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.07	$0.16	$0.31	$0.60

Effective adjusted tax rate (%)	38%	37%	37%	35%

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]

Includes $0.3 million and $5.4 million related to the write down of receivables at Yatela for the three and nine months ended September 30, 2013, respectively, which is reported on the consolidated statements of earnings in share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period for gold sales after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[2]	2013	2012[2]
Revenues	$293.5	$336.2	$899.9	$1,054.8
Niobium revenues	(48.0)	(47.7)	(147.5)	(144.5)
Royalty revenues	(1.8)	(1.6)	(6.3)	(5.4)
By-product credits	(0.7)	(0.9)	(1.1)	(1.6)

Gold revenue - owner-operator	243.0	286.0	745.0	903.3
Gold sales - owner-operator (000s oz)	182	170	520	546

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,336	$1,674	$1,433	$1,654

Revenues, joint venture mines	33.8	50.6	120.0	146.8
By-product credits	—	(0.1)	—	(0.2)

Gold revenue - joint venture mines	33.8	50.5	120.0	146.6

Gold sales - joint venture mines (000s oz)	26	31	82	89

Average realized gold price per ounce[1] - joint venture mines($/oz)	$1,317	$1,645	$1,470	$1,648

Average realized gold price per ounce[1] - gold mines[3] ($/oz)	$1,334	$1,670	$1,438	$1,653

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[3]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

EARNINGS FROM MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

Ended September 30	Three months			Nine months
($ millions, except where noted)	2013	Change	2012[1]	2013	Change	2012[1]
Revenues	$293.5	(13%)	$336.2	$899.9	(15%)	$1,054.8
Cost of sales	218.3	18%	185.2	612.3	8%	564.8

Earnings from mining operations	$75.2	(50%)	$151.0	$287.6	(41%)	$490.0

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

TOTAL CASH COSTS

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced. The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations.

These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Cost of sales[2] , excluding depreciation expense	$171.3	$147.9	$485.7	$449.9
Less: cost of sales for non-gold segments[3] , excluding depreciation expense	27.6	29.2	89.3	92.1

Cost of sales for gold segments, excluding depreciation expense	143.7	118.7	396.4	357.8
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.9)	(1.1)	(1.6)
Stock movement	(9.3)	7.3	20.0	11.9
Other mining costs	(6.9)	(6.8)	(15.7)	(15.1)
Cost attributed to non-controlling interests[4]	(8.8)	(8.5)	(25.7)	(25.4)

	(25.7)	(8.9)	(22.5)	(30.2)

Total cash costs - owner-operator mines	118.0	109.8	373.9	327.6
Attributable gold production - owner-operator mines (000s oz)	161	172	505	524

Total cash costs - owner-operator mines ($/oz)[5]	$735	$644	$741	$627

Total cash costs - joint venture mines	31.2	34.1	91.6	107.8
Attributable gold production - joint venture mines (000s oz)	24	33	82	92

Total cash costs - joint venture mines ($/oz)[5]	$1,280	$1,050	$1,115	$1,169

Total cash costs - gold mines[6]	149.2	143.9	465.5	435.4
Total attributable gold commercial production (000s oz)[7]	185	205	587	616

Total cash costs - gold mines ($/oz)[5]	$807	$710	$793	$708

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	As per note 26 of the Company’s consolidated interim financial statements.
[3]	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.
[4]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Gold mines, as used with total cash costs, consists of Rosebel, Essakane, Mouska, Sadiola and Yatela, on an attributable basis.
[7]	Total attributable gold commercial production does not include Westwood pre-commercial ounces of 43,000 and 53,000 for the three and nine months ended September 30, 2013, respectively.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Ended September 30	Three months		Nine months
($/oz of gold)	2013	2012	2013	2012
Average realized gold price[1]	$1,334	$1,670	$1,438	$1,653
Total cash costs – gold mines[2]	807	710	793	708

Gold margin	$527	$960	$645	$945

[1]	Refer to page 30.
[2]	Refer to page 31.

ALL-IN SUSTAINING COSTS

Beginning in the second quarter 2013, the Company adopted an all-in sustaining costs per ounce sold measure. The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) are working to define an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold. At present the WGC has 23 members, including IAMGOLD Corporation.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with costs of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.

This measure seeks to represent the costs of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Mouska), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the niobium contribution). The niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

[1]	Refer to page 34.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

Ended September 30	Three months		Nine months
($ millions, attributable, except where noted)	2013	2012	2013	2012

AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$134.3	$110.2	$370.7	$332.6
Sustaining capital expenditures[1]	46.4	37.0	160.8	126.2
By-product credit, excluded from cost of sales	(0.7)	(0.9)	(1.1)	(1.6)
Corporate general and administrative costs[3]	12.1	15.6	37.1	41.0
Realized (gains) losses on hedges	(3.9)	0.4	(7.5)	0.1
Environmental rehabilitation accretion and depreciation	1.8	1.4	6.1	3.6

	190.0	163.7	566.1	501.9

AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	37.1	32.8	100.6	110.7
Adjustments to cost of sales[2] - joint venture mines	10.8	4.6	31.9	19.9

	47.9	37.4	132.5	130.6

AISC - gold mines	$237.9	$201.1	$698.6	$632.5

AISC contribution - niobium
Sustaining capital expenditures - niobium	5.9	13.2	25.0	46.1
Less: Operating margin, excluding depreciation - niobium	(22.0)	(19.3)	(63.1)	(55.4)

	(16.1)	(6.1)	(38.1)	(9.3)

AISC - total	$221.8	$195.0	$660.5	$623.2

Attributable gold sales - owner-operator (000s oz)	169	157	485	506
AISC - owner-operator[4] ($/oz)	$1,118	$1,033	$1,165	$991
AISC - owner-operator, excluding by-product credit[4] ($/oz)	$1,123	$1,038	$1,168	$995

Attributable gold sales - gold mines (000s oz)	195	188	567	595
AISC - gold mines[4] ($/oz)	$1,216	$1,065	$1,231	$1,063
AISC - gold mines, excluding by-product credit[4] ($/oz)	$1,220	$1,069	$1,233	$1,066

Attributable gold sales - gold mines (000s oz)	195	188	567	595
Impact of niobium contribution[4] ($/oz)	$(82)	$(33)	$(67)	$(16)

Attributable gold sales - total (000s oz)	195	188	567	595
AISC - total[4] ($/oz)	$1,134	$1,032	$1,164	$1,047
AISC - total, excluding by-product credit[4] ($/oz)	$1,138	$1,036	$1,166	$1,050

[1]

Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 12 for 2013 sustaining capital expenditures at 100% basis.

[2]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[3]	Calculated as total general and administrative expense, excluding depreciation expense as per note 20 of the consolidated interim financial statements.
[4]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Net cash from operating activities per consolidated interim financial statements	$64.9	$95.8	$202.3	$314.6
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	3.3	6.9	0.3	(4.0)
Inventories and non-current ore stockpiles	8.8	25.2	29.6	63.4
Accounts payable and accrued liabilities	(9.6)	(23.9)	18.7	(15.7)

Net cash from operating activities before changes in working capital	$67.4	$104.0	$250.9	$358.3

Basic weighted average number of common shares outstanding (millions)	376.6	376.2	376.6	376.1

Net cash from operating activities before changes in working capital per share ($/share)	$0.18	$0.28	$0.67	$0.95

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated interim financial statements.

Ended September 30	Three months		Nine months
($ millions, except where noted)	2013	2012	2013	2012
Revenues from the Niobec mine[2]	$48.0	$47.7	$147.5	$144.5
Cost of sales from the Niobec mine, excluding depreciation expense[2]	(25.9)	(28.2)	(85.3)	(89.1)
Other items	(0.1)	(0.2)	0.9	—

Operating margin	$22.0	$19.3	$63.1	$55.4

Sales volume (millions of kg Nb)	1.1	1.2	3.6	3.6

Operating margin[1] ($/kg Nb)	$19.0	$16.0	$17.0	$15.0

[1]	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.
[2]	Refer to note 26 of the consolidated interim financial statements.

IAMGOLD CORPORATION

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2013